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                                                                 EXHIBIT (A)(11)


ATRION CORPORATION ANNOUNCES FINAL RESULTS OF
DUTCH AUCTION TENDER OFFER

     ALLEN, Texas--December 23, 1998--Atrion Corporation (Nasdaq/NM:ATRI) announced today the final results of its "Dutch auction" tender offer that expired at 5:00 P.M., New York City time on Tuesday, December 15, 1998. On November 16, 1998, Atrion commenced its tender offer to purchase up to 500,000 shares of its Common Stock, or approximately 15.6% of its then outstanding shares, at a price not greater than $9.00 nor less than $7.00 per share.

     Based on the final count by the depositary for the offer, a total of 239,092 shares of Common Stock were properly tendered at or below $9.00 per share. The 239,092 shares represent approximately 7.5% of the shares of Common Stock of the Company outstanding immediately prior to the commencement of the tender offer. Under the terms of the offer, Atrion accepted for purchase and purchased at $9.00 per share all shares tendered.

     On December 22, 1998, Atrion deposited the funds to pay for the shares purchased in the offer with the depositary, and the depositary began issuing payment for those shares. The Company expects that the payment process will be completed as promptly as possible. After the share purchase, Atrion has 2,962,553 shares of Common Stock outstanding.

     Atrion Corporation designs, develops, manufactures, sells and distributes medical products and components to markets worldwide.



      CONTACT:  Jeffery Strickland
                Vice President and Chief Financial Officer
                (972) 390-9800
















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